KMX Technologies, LLC



Annual Report

2022

Annual Report 2022

Throughout this document, mentions of KMX refer to KMX Technologies, LLC, an LLC formed on February 12th, 2020 in Delaware (the "Company"). The Company's physical address is 29 Low Road Sharon, CT 06069.

You may contact the Company by emailing info@kmxtechnologies.com. This annual report is posted on the Company's website, www.kmxtechnologies.com. The Company may provide additional, occasional updates to investors via Netcapital.com.

Questions and Answers

1. What is the legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and website of the Company? (§ 227.201(a))

KMX Technologies, LLC ("KMX" or "Company") is a corporation formed on February 12th, 2020, in Delaware. The Company's physical address is 29 Low Road Sharon, CT 06069. The Company's web site may be accessed at www.kmxtechnologies.com.

2. What are the names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the Company, all positions and offices with the Company held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including: each person's principal occupation and employment, including whether any officer is employed by another employer; and the name and principal business of any corporation or other organization in which such occupation and employment took place? For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. (§ 227.201(b))

Zachary Sadow

Board positions with KMX

Dates	Position	Principal Occupation
Feb 2020 - Present	Chairman	

Positions with KMX

Dates	Position	Responsibilities
Feb 2020 - Present	Chairman & CEO	Serves as Chairman & CEO of KMX Technologies, LLC

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
Jun 2010 – Mar 2019	Barclays Energy	Equity Research Analyst
Feb 2019 - Present	Antelope Water Management, LLC	Managing Partner
Jun 2017 - Present	EagleHawk Energy LLC	Managing Member

Christopher Kelley

Board positions with KMX

Dates	Position	Principal Occupation
Feb 2020 - Present	Board Member	Board Member

Positions with KMX

Dates	Position	Responsibilities
Jul 2022 – Present	COO	Serves as Chief Operating Officer and Board Member of KMX
Feb 2020 – Jul 2022	Executive Director	Executive Director

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
Feb 2019 - Present	Antelope Water Management, LLC	Managing Partner
Sept 2015 - Mar 2019	Texas Water Solutions Management Group, LLC	Managing Partner

Cynthia Archer

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Board positions with KMX

Dates	Position	Principal Occupation
Jul 2021 - Present	Board Member	Board Member

Positions with KMX

Dates	Position	Responsibilities
June 2020 - Present	Board Member	Serves as a Board Member for KMX Technologies, LLC.

Bina Khan

Board positions with KMX

Dates	Position	Principal Occupation
N/A	N/A	N/A

Positions with KMX

Dates	Position	Responsibilities
Jul 2021 - Present	CFO	Serves as Chief Financial Officer

Alexander De Vogel

Board positions with KMX

Dates	Position	Principal Occupation
N/A	N/A	N/A

Positions with KMX

Dates	Position	Responsibilities
Jul 2022 - Present	Chief Commercial Officer	Serves as Chief Commercial Officer of KMX Technologies, LLC, where he oversees the company's commercial strategy and implementation.

3. What is the name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power? (§ 227.201(c) and portions of § 227.201(m))

Zachary Sadow (via KMX-Antelope Holdings, LLC) owns 22,850,000 shares of Common Units, representing a voting power of 77.7%.

Zachary Sadow owns 513,707 shares of Incentive Units, representing a voting power of 77.7%.

4. Describe the business of the Company and the anticipated business plan of the Company. (§ 227.201(d))

KMX Technologies ("the Company") is designed to solve the critical environmental and energy challenges of the 21st century. Through its proprietary membrane distillation technology, the Company sustainably sources critical minerals necessary for next-generation supply chains and infrastructure, is advancing wastewater treatment and is accelerating energy storage with its direct lithium recovery enhancement and water recovery processes.

Utilizing a low-temperature thermal process and a low-pressure operating system gives KMX an energy-efficient design allowing the Company to deploy cost-saving solutions to various end markets.

The Company's objective is to provide scalable solutions to some of the most pressing environmental challenges utilizing its underlying membrane distillation technology, including 1) waste-treatment/ environmental remediation, 2) critical mineral production, and 3) lithium production enhancement.

KMX Technologies, LLC was established in 2020 as part of an asset acquisition that included substantially all of the assets and IP of KMX Membrane Technologies, Corp, building on over 15 years of deep technology development and vacuum membrane distillation leadership.

The technology has undergone successful pilots with various end-users in various industries and geographies.

The technology has a broad range of applications and can be applied across various industries for customers that have challenging waste-streams.

The company has three main market focuses currently, including 1) lithium, 2) water treatment, 3) critical minerals.

The company is actively pursuing commercial opportunities to sell and lease its technology to end-users and is establishing a network of sales channel partners.

Lithium from brine sources is KMX's primary market focus. KMX concentrates lithium chloride to the optimal level for its conversation to battery grade lithium, achieving maximum water recovery in the process.

For KMX's industrial waste-treatment business, the company plans to rent treatment units of varying sizes to end-users over a long-term duration (10 years is the expected base case), for a fixed monthly cost.

Critical mineral recovery opportunities enhance economic returns by providing the end-user the opportunity to monetize value-added mineral by-products found in waste sources (like acid mine drainage ponds).

The team is a mix of highly specialized and seasoned scientists and engineers, and business/marketing/finance professionals.

5. How many employees does the Company currently have? (§ 227.201(e))

KMX Technologies, LLC currently has 0 employees.

6. Discuss the material factors that make an investment in the Company speculative or risky. (§ 227.201(f))

1. Risks from Pandemics

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us. The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

2. Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

3. We are highly dependent on the services of our founder. Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founder. If we lose those services or if they fail to perform in their current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.

4. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

5. Your units are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these units and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a liquidation event occurs.

6. You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

7. Our management may not be able to control costs in an effective or timely manner. The Company's management anticipates it can use reasonable efforts to assess, predict and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted. Likewise, the cost of compensating employees and consultants or other operating costs may be higher than management's estimates, which could lead to sustained losses.

8. Third parties might infringe upon our technology. We cannot assure you that the steps we have taken to protect our property rights will prevent misappropriation of our technology. To protect our rights to our intellectual property, we plan to rely on a combination of trade secrets, confidentiality agreements and other contractual arrangements with our employees, affiliates, strategic partners and others. We may be unable to detect inappropriate use of our technology. Failure to adequately protect our intellectual property could materially harm our brand, devalue our proprietary content and affect our ability to compete effectively. Further, defending any technology rights could result in significant financial expenses and managerial resources.

9. Inability to protect our proprietary technology would disrupt our business. We rely, in part, on trademark, copyright, and trade secret law to protect our intellectual property in the United States and abroad. Although we operate and promote an open-source environment, we have secrets that require us to protect certain software, documentation, and other written materials under trade secret and copyright law, which afford only limited protection. Any intellectual property rights we obtain may not be sufficient to provide us with a competitive advantage, and could be challenged, invalidated, infringed or misappropriated. We may not be able to protect our proprietary rights in the United States or internationally (where effective intellectual property protection may be unavailable or limited), and competitors may independently develop technologies that are similar or superior to our technology, duplicate our technology or design around any patent of ours.

We attempt to further protect our proprietary technology and content by requiring our employees and consultants to enter into confidentiality and assignment of inventions agreements and third parties to enter into nondisclosure agreements. These agreements may not effectively prevent unauthorized use or disclosure of our confidential information, intellectual property or technology and may not provide an adequate remedy in the event of unauthorized use or disclosure of our confidential information, intellectual property or technology.

Litigation may be necessary in the future to enforce our intellectual property rights, to determine the validity and scope of our proprietary rights or the rights of others, or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of management time and resources and could have a material adverse effect on our business, financial condition, and operating results. Any settlement or adverse determination in such litigation would also subject us to significant liability.

10. The Company's management will have broad discretion with respect to the application of net proceeds received by the Company from the sale of securities and may spend such proceeds in ways that do not improve the Company's results of operations or enhance the value of the Company's other issued and outstanding securities from time to time. Any failure by management to apply these funds effectively could result in financial losses that could have a material adverse effect on the Corporation's business or cause the price of the Corporation's issued and outstanding securities to decline

11. Our ability to succeed depends on how successful we will be in our fundraising effort. We plan to diversify fund-raising beyond this campaign, in order to use resources to build the necessary business infrastructure to be successful in the long-term. In the event of competitors being better capitalized than we are, that would give them a significant advantage in marketing and operations.

12. We may conduct future offerings of our membership units and pay debt obligations with our membership units, which may diminish our investors' pro rata ownership and depress the market value of our membership units.

We reserve the right to make future offers and sales, either public or private, of our securities, including our membership units or securities convertible into membership units at prices differing from the price of the membership units previously issued. In the event that any such future sales of securities are affected or we use our securities to pay principal or interest on our debt obligations, an investor's pro rata ownership interest may be reduced to the extent of any such future sales.

13. The Company has the right to extend the Offering deadline. The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the maximum offering amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time that Offering is closed, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

14. Future fundraising may affect the rights of investors. In order to expand, the company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company.

15. The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its membership units.

16. No governmental agency has reviewed the Company's offering and no state or federal agency has passed upon either the adequacy of the disclosure contained herein or the fairness of the terms of this offering.

17. We are dependent on general economic conditions.

Potential customers may be less willing to invest in innovation and forward-looking improvements if they are facing an economic downturn. This may temporarily reduce our market size. Furthermore, a global crisis might make it harder to diversify.

18. Fundraising outside of the platform.

Our ability to succeed depends on how successful we will be in our fundraising effort. We plan to diversify fund-raising beyond this campaign, in order to use resources to build the necessary business infrastructure to be successful in the long-term. In the event of competitors being better capitalized than we are, that would give them a significant advantage in marketing and operations.

19. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

7. Describe the ownership and capital structure of the Company, including: the terms of the securities being offered and each other class of security of the Company, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the Company, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the Company. (portions of § 227.201(m))

Class of security	Amount authorized	Amount outstanding	Voting rights	Other terms
Common Units	27,903,554	26,500,000	Yes	Each member agrees to elect the board members nominated by KMX-Antelope Holdings LLC, for as long as it is a member. Please see articles 5.3 and 5.4 of the "KMX TECHNOLOGIES, LLC Amended and Restated Limited Liability Company Agreement" for further disclosure.
Netcapital Common Units	5,369,127	718,120	Yes	Each member agrees to elect the board members nominated by KMX-Antelope Holdings LLC, for as long as it is a member. Please see articles 5.3 and 5.4 of the "KMX TECHNOLOGIES, LLC Amended and Restated Limited Liability Company Agreement" for further disclosure.
Incentive Units	2,854,647	2,854,647	Yes	Each member agrees to elect the board members nominated by KMX-Antelope Holdings LLC, for as long as it is a member. Please see articles 5.3 and 5.4 of the "KMX TECHNOLOGIES, LLC Amended and

Restated Limited Liability Company Agreement" for further disclosure.

Those investors that participated in our offering via Netcapital have given their voting rights to a custodian, who will exercise the voting rights on behalf of all shareholders who purchased shares on the Netcapital crowdfunding portal.

The securities were issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for investors pursuant to the custodian agreement that all investors entered into in connection with the purchase of common stock or units on Netcapital.

8. Describe how the exercise of rights held by the principal shareholders of the Company could affect the purchasers of the securities being offered. (portions of § 227.201(m))

There are no exercise rights held by the principal shareholders that would materially affect the current investors that participated in our Netcapital offering.

As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

9. Describe how the securities are being valued, and examples of methods for how such securities may be valued by the Company in the future, including during subsequent corporate actions. (portions of § 227.201(m))

The price of the Securities was determined solely by the management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

10. Describe the risks to purchasers of the securities relating to minority ownership in the Company and the risks associated with corporate actions including additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the issuer or transactions with related parties (portions of § 227.201(m))

As a minority owner of KMX Technologies, investors do not have a definitive say in terms of business decisions.

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Those investors who purchased common stock through Netcapital have a minority ownership in KMX Technologies and will be subject to the same risks as any investor with a minority stake in the company. Principally, minority investors will not have sufficient voting rights required to influence company direction at their discretion.

Corporate actions such as issuance of additional securities or repurchase of securities could influence the share price of securities held by Netcapital investors to decrease or increase respectively. Fluctuations in company valuation could similarly occur and positively or adversely impact Netcapital investors. Similarly, a sale of the issuer or assets of the issuer would signal a distribution of funds in relation to the securities held by the individual and the liquidation preferences of said securities.

11. Describe the restrictions on transfer of the securities, as set forth in § 227.501. (portions of § 227.201(m))

The securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part through Netcapital may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred: to the issuer of the securities; to an accredited investor; as part of an offering registered with the Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. For purposes of this paragraph, the term "accredited investor" shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. For purposes of this paragraph, the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in- law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

12. Describe the material terms of any indebtedness of the Company, including the amount, interest rate, maturity date and any other material terms. (§ 227.201(p))

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date
Antelope Water Management, LLC	$336,630	3.0%	No Maturity Date
Promissory Note	$250,000	20.0%	October 23, 2023

13. Describe exempt offerings conducted within the past three years. In providing a description of any prior exempt offerings, disclose: the date of the offering; the offering exemption relied upon; the type of securities offered; and the amount of securities sold and the use of proceeds. (§ 227.201(q))

Date of Offering	Securities Offered	Amount Sold	Exemption	Use of Proceeds
02/2020	Membership Units	$552,222	Section 4(a)(2)	Initial funding for startup operations and asset acquisition
12/2021	Membership Units	$91,220	Section 4(a)(2)	Operating expenses.
12/2021	Membership Units	$620,583	Reg. CF (Crowdfunding, Title III of JOBS Act, Section 4(a)(6))	The Company used the proceeds on professional fees (salaries), research and development, and other operating expenses.
08/2022	Membership Units	$390,187	Reg. CF (Crowdfunding, Title III of JOBS Act, Section 4(a)(6))	The Company used the proceeds on professional fees (salaries), research and development, and other operating expenses.
03/2023	Membership Units	$73,624	Reg. CF (Crowdfunding, Title III of JOBS Act, Section 4(a)(6))	The Company used the proceeds on professional fees (salaries), research and development, and other operating expenses.

14. Describe any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the Company seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the Company was incorporated or organized within the past three years, any promoter of the Company; or any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. For each transaction identified, disclose the name of the specified person and state his or her relationship to the Company, and the nature and, where practicable, the approximate amount of his or her interest in the transaction. The amount of such interest shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed. A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. (§ 227.201(r))

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Antelope Water Management, LLC	Affiliated entity controlled by the Key People	Loan Agreement	$336,630
KMX-Antelope Holdings, LLC	Affiliated entity controlled by the Key People	Equity Ownership	$792,288

15. Discuss the Company's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations. The discussion must cover each period for which financial statements of the Company are provided. A Company also must include a discussion of any material changes or trends known to management in the financial condition and results of operations of the Company subsequent to the period for which financial statements are provided. For companies with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For companies with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Companies should take into account the proceeds of the offering and any other known or pending sources of capital. Companies also should discuss how the proceeds from the offering will affect the Company's liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the Company anticipates using its available cash. In addition, companies should describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the company in this question refer to the company and its predecessors, if any. (§ 227.201(s))

KMX Technologies, LLC (the "Company") is a Delaware limited liability company formed on February 12, 2020. The Company is also registered to do business in the state of Texas and in Canada and has recently established an office in the state of Connecticut. Through its propriety membrane distillation technology, the Company is accelerating energy storage with its direct lithium recovery enhancement processes, sustainably sources critical minerals necessary for next generation supply chains and infrastructure and is advancing wastewater treatment. As of the date of the filing of this Form C, the Company had 26,500,000 common, 718,120 Netcapital common and 2,854,647 incentive units issued and outstanding. KMX continues to experience positive commercial momentum, from the management's point of view. The company continues to build early-stage revenue, is expanding its customer base and end-markets, and remains focused on enhancing its underlying technology. On January 23, 2023, the company secured a promissory note in the amount of $250,000.00. The promissory note carries an annual interest of 20% and matures on October 23, 2023. During 2022, the Company raised net proceeds of $390,187 via a Regulation CF Offering. During the period ended on December 31, 2021, a Regulation CF Offering accounted for net proceeds of $620,583. Additional capital was raised via member contributions in 2021 as KMX-Antelope Holdings LLC contributed $79,000, and KMX Membrane Technologies Corp contributed $12,220. The Company's operating expenses for the year ended on December 31, 2021, amounted to $717,814, which resulted in a $702,814 net loss. Most of the Company's expenses were professional fees of $558,458. The Company generated its first revenue in 2021, amounting to $15,000. During the year ended on December 31, 2021, the Company received another $200,000 in notes payable via Antelope Water Management, LLC. As of December 31, 2021, the Company had loans due to affiliated companies Antelope Water Management, LLC of $259,825 and KMX-Antelope Holdings LLC of $67,000. Please refer to sections #26 and #24 of this Offering Statement for further disclosure on this item. The Company's operating expenses for the period ended on December 31, 2020, amounted to $122,699, which resulted in a $121,199 net loss. The majority of expenses were professional fees of $94,485. During the year ended on December 31, 2020, the company has mostly been financed via members' contributions in the amount of

$552,222. With this raise, the Company plans to use most of the proceeds for expansion and salaries for scientific, commercial, operations, and research and development.

16. Provide financial statements (balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements) for the two most recent fiscal periods prepared in accordance with United States Generally Accepted Accounting Principles. If any of the financial statements have been audited by an independent accountant, provide those statements. If any of the financial statements have been reviewed but not audited by an independent accountant, provide those statements. Label statements "unaudited" if they have not been audited. (portions of § 227.201(t))

Ongoing Reporting Requirements

KMX Technologies, LLC has complied with the ongoing reporting requirements specified in Rule 202 of Regulation Crowdfunding (§ 227.202).

KMX Technologies, LLC will file a report electronically with the SEC annually and post the report on its web site (www.kmxtechnologies.com) no later than 120 days after the end of each fiscal year covered by the report.

KMX TECHNOLOGIES, LLC

(LIMITED LIABILITY COMPANY)

Financial Statements

For the years ended December 31, 2022 and 2021

SM CPAS, P.C.

Table of Contents



SM CPAS, P.C.

10 NEW KING STREET, SUITE 118, WHITE PLAINS, NY 10604
914-397-1850 \FAX 914-397-1854

Independent Auditor's Report

To the Member's
KMX Technologies, LLC
Wilmington, Delaware 19801

We have audited the financial statements of KMX Technologies, LLC, which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of income and members' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of KMX Technologies, LLC. as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion
We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are independent of KMX Technologies, LLC and have fulfilled our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error. In preparing the financial statements, management is responsible for assessing KMX Technologies, LLC's ability to continue as a going concern in accordance with accounting principles generally accepted in the United States of America.

Auditor's Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements. As part of an audit in accordance with GAAS, we exercise professional judgement and maintain professional skepticism throughout the audit. We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies and material weaknesses in internal control that we identified during our audit.

SM CPAS, P.C.

SM CPAS, PC
White Plains, New York
May 18, 2023

KMX Technologies, LLC
Balance Sheets
As of December 31, 2022 and 2021

	2022	2021
Current Assets		
Cash and cash equivalents	$ 118,995	$ 517,198
Intellectual property	266,942	255,202
Total Current Assets	385,937	772,400
Property and Equipment		
Furniture and fixtures, and equipment	199,175	141,818
Accumulated depreciation	(70,733)	(36,963)
Total Property and Equipment	128,442	104,855
Security deposits	1,750	1,750
Total Assets	$ 516,129	$ 879,005

Liabilities and Members' Equity

	2022	2021
Current Liabilities		
Accounts payable and accrued expenses	$ 249,878	$ 76,152
Capital lease payable – current portion	10,869	9,700
Total Current Liabilities	260,747	85,852
Long Term Liabilities		
Capital lease payable – non current portion	15,447	26,316
Note payable	336,630	326,825
Total Long-Term Liabilities	352,077	353,141
Total Liabilities	612,824	438,993
Members' (Deficit) Equity	(96,695)	440,012
Total Liabilities and Members' Equity	$ 516,129	$ 879,005

See independent auditor's report and notes to the financial statements.

KMX Technologies, LLC
Statement of Income and Members' Equity
For the years ended December 31, 2022 and 2021

		2022	2021
Revenue		$ 438,028	$ 15,000
Cost of Revenue		138,578	-
	Gross profit	299,450	15,000
General and Administrative Expenses:			
Professional fees		1,025,172	558,458
Research and development		29,557	32,943
Depreciation expense		33,770	23,722
Shipping & freight expenses		-	1,805
Repairs and maintenance		21,695	6,495
Rent expense		46,734	33,480
Utilities		6,824	4,329
Insurance expense		17,762	21,721
Interest expense		13,647	12,925
Marketing		4,772	4,885
Business promotion		6,888	7,014
Travel expense		24,828	4,904
Office expense		38,257	5,133
	Total expenses	1,269,906	717,814
	(Loss) from operations	$ (970,456)	$ (702,814)
Net Income (Loss)		$ (970,456)	$ (702,814)
Members' Equity, Beginning of Year		440,012	431,023
Members' Contributions		433,749	711,803
Members' (Deficit) Equity, End of Year		$ (96,695)	$ 440,012

See independent auditor's report and notes to the financial statements.

KMX Technologies, LLC
Statements of Cash Flows
For the years ended December 31, 2022 and 2021

	2022	2021
Cash flows from operating activities:		
Net income (loss)	$ (970,456)	$ (702,814)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	33,770	23,722
Changes in assets (Increase) decrease:		
Intellectual property	(11,740)	45,164
Changes in liabilities increase (decrease):		
Accounts payable and accrued expenses	173,726	29,877
Net Cash Provided by Operating Activities	(774,700)	(604,051)
Cash flows from investing activities:		
Purchase of property and equipment	(57,357)	(69,596)
Net cash used in investing activities	(57,357)	(69,596)
Cash flows from financing activities:		
Payments to capital lease payable	(9,700)	36,016
Proceeds from note payable	9,805	209,519
Members' contributions	433,749	711,803
Net cash provided by financing activities	433,854	957,338
Net (decrease) increase in cash	(398,203)	283,691
Cash and cash equivalents at beginning of year	517,198	233,507
Cash and cash equivalents at end of year	$ 118,995	$ 517,198
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ 13,647	$ 12,925

See independent auditor's report and notes to the financial statements.

Note A – Nature of Activities and Summary of Significant Accounting Policies

Nature of Activities

KMX Technologies, LLC. (The "Company") located in 108 West 13th Street, Wilmington, Delaware 19801 and is a Delaware limited liability company formed on February 12, 2020. The Company is also registered to do business in the state of Texas, USA and the country of Canada. KMX Technologies is solving the most critical environmental and energy challenges of the 21st century. Through its propriety membrane distillation technology, the Company is accelerating energy storage with its direct lithium recovery enhancement processes, sustainably sources critical minerals necessary for next-generation supply chains and infrastructure, and is advancing wastewater treatment.

Basis of Accounting

The accompanying financial statements of the Company have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America ("US GAAP").

Liquidity

As of December 31, 2022, the Company had accumulated losses of $1,794,469. Management has performed an assessment of the Company's ability to continue as a going concern. The Company intends to position itself to raise funds through the capital markets. As of the date of the issuance of the report, the Company had raised over $1,900,000 to provide sufficient liquidity to fund operations for the prior twelve months. As of the date of the issuance of the report, the Company executed a term sheet with a publicly listed strategic potential investor to lead a preferred equity investment. In the event the preferred equity investment is consummated, the Company will have sufficient liquidity to fund operations for roughly 24 months. In the event the preferred equity investment is not consummated, management intends to explore strategic alternatives, as a result of insufficient liquidity. Separately, the Company has entered into an Agreement with Barclays Capital Inc. and Crito Capital LLC for the purpose of providing financial advisory services to the Company.

Management Commentary Related to Business Fundamentals

Management believes the Company's underlying business fundamentals continue to improve, driven by its increased customer base, commercial traction in various end-markets, and revenue diversification. The Company continues to generate early-stage revenue through multiple technology demonstrations, licensing, and the leasing of its mobile treatment system. Further, the Company's long-term commercial pipeline continues to grow as management continues to pursue its initial commercial-scale system sales or leases.

See independent auditor's report.

Note A – Summary of Significant Accounting Policies (continuation)

<u>**Revenue Recognition**</u>

The Company recognizes revenues in accordance with ASC Topic 605, *Revenue Recognition*, which stipulates that revenue generally is realized or realizable and earned, once persuasive evidence of an arrangement exists, delivery has occurred, title of goods is passed to the customer, and the price is fixed or determinable and collectability is assessed and is probable.

The Company determines revenue recognition through the following steps:
- build-own-operate long-term lease model
- revenue is recognized through a monthly rental fee under long term contract
- technology license
- identification of the contract, or contracts, with the customer
- identification of the performance obligations in the contract
- determination of the transaction price
- allocation of the transaction price to the performance obligation in the contract
- recognition of revenue when the Company satisfies its performance obligations

The primary source of revenue for the Company is lease or rental revenue under a build-own-operate rental model for the company's proprietary technology and systems for treating water, enhancing lithium production, or recovering critical minerals. Revenue from these contracts is recognized when the Company has completed its performance obligations under a contract and the service is provided to the client. The Company believes that the performance obligation is satisfied upon the completion of services.

<u>**Use of Estimates**</u>

The financial statements are prepared on the basis of accounting principles generally accepted in the United States of America (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and revenues as of December 31, 2021 and 2020, and expenses for the years ended December 31, 2021 and 2020. Actual results could differ from estimates made by management.

<u>**Cash and Cash Equivalents**</u>

Cash balances are held in U.S. banks. Cash balances are insured by the Federal Deposit Insurance Corporation subject to certain limitations. The Company maintains its cash balances in highly rated financial institutions. At times, cash balances may exceed federally insurable limits.

See independent auditor's report.

Note A - Summary of Significant Accounting Policies (continuation)

Property and Equipment, net

Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets. The costs of additions and betterments are capitalized, while repair and maintenance costs are charged to operations in the periods incurred. Depreciation for the years ended December 31, 2022 and 2021 were $33,770 and $23,722, respectively.

Note B - Note Payable

On August 31, 2020, the Company entered into a loan agreement with Antelope Water Management, LLC (the "lender") whereas the lender provided the Company a loan of $117,306. An additional loan of $200,000 was added to the agreement in 2021. The maturity date of the loans, originally December 31, 2020, was subsequently extended indefinitely, and will be re-paid at the option of the Company or the lender. The Company shall repay the unpaid principal in U.S. dollars. The loan shall bear interest at a rate per annum equal to 3%, and the interest will be accrued in USD and shall be paid at the time of payment. During the years ended December 31, 2022 and 2021, the Company incurred interest expense of $9,805 and $9,519 respectively.

Note C – Capital Lease Payable

The Company entered into a capital lease for equipment in 2021. A summary of assets that were being leased under arrangements classified as capital leases at December 31, 2022 and 2021 is as follows:

	2022
Equipment	$ 42,600
Accumulated depreciation	(14,910)
	$ 27,690

Depreciation expense for equipment on capital lease was $8,520 and $6,390 for the years ended December 31, 2022 and 2021.

See independent auditor's report.

Note C – Capital Lease Payable (continuation)

Future minimum lease payments at December 31, 2022 are as follows:

Year ending December 31,	
2024	12,179
2025	3,268
	15,447
Less current portion	10,869
Long-term portion	$ 26,316

Note D - Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718 Compensation -Stock Compensation ("ASC 718"). ASC 718 addresses all forms of share-based payment ("SBP") awards including shares issued under employee stock purchase plans and stock incentive shares. Under ASC 718 awards result in a cost that is measured at fair value on the awards' grant date, based on the estimated number of awards that are expected to vest and will result in a charge to operations. Stock-based awards with vesting conditions other than service are recognized based on the probability that those conditions will be achieved. The Company accounts for forfeitures as they occur.

Note E - Income Taxes

The Company elected Limited Liability Company status for Federal and Delaware State tax purposes, effective December 31, 2020. No Federal or State income tax provision has been made in the accompanying financial statements since the members are required to report their respective share of the Company's income and expense in their individual income tax returns based on their ownership. The Company is exempt from the application of ASC 740, Income Taxes, which clarifies the accounting for and reporting of income tax uncertainties, and requires additional disclosures related to uncertain income tax positions. In the United States, an s corporation is not subject to tax, because their earnings and losses are passed directly to the owners and taxed at that level. ASC 740 does not apply to such entities.

Note F - Subsequent Events

These financial statements were approved by management and available for issuance on May 18, 2023. Management has evaluated subsequent events through this date.

See independent auditor's report.